X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2008 APR -3 A 11: -3
...FICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

March 26, 2008

08001659

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated March 26, 2008).

Thank you.

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 4/3

X-Cal Resources Ltd.

TSX/XCL **March 26, 2008**

News Release

Mining Companies Downloading Current Sleeper Data

Mining companies are downloading X-CAL's Sleeper data in forms that are compatible with modern geologic systems. Our intention is to select a development partner. The process is ongoing and encouraging.

The 30 square mile property, located on the Battle Mountain Trend in Nevada, is centered on the historic Sleeper Gold Mine.

More than one mineralizing event has taken place on the property.

Detailed geologic cross sections, describe rock units, assay data, structure, boundaries between oxide and sulphide mineralization and previously unrecognized debris flow layers, which are mineralized.

A new picture of the Sleeper Gold System is evident in the current cross-sections and structural interpretations, by Laurence (Larry) G. Martin. A paper by Mr. Martin and colleagues will detail the present picture.

The new model for Sleeper is defining a framework for ongoing testing of the mineral system.

Plausible pathways for mineralizing fluids have been identified. These areas are attractive targets. Limited drill data, in some of these areas is encouraging, accompanied by significant areas with no drilling.

West Wood drilling shows high grade quartz-sulphide breccias containing pieces of gold bearing vein material that have been broken into fragments by later mineralizing event(s), which also carried precious metals.

In contrast, the Wood Vein at Sleeper (which was mined at a higher elevation in the open pit) was a low-sulphidation, gold bearing, quartz vein.

High-grade West Wood intercepts can be viewed in the 2007 Annual Report. The possible benefits of ramp access to West Wood are a topic of discussion.

Expediting the mineral inventory process is a priority. The objective is to quantify mineralization located on the east side of the Sleeper Pit in the Facilities Area(s) and the Heap Leach Pads, as well as mineralization located at West Wood on the west side of the pit in NI-43-101 terms.

The gold and silver mineralization at Facilities and Heaps is lower grade, consisting of significant volumes of both near-surface and above-ground mineralized material.

SUMMARY

The mineral inventory process is ongoing. Management is seeking to clarify, simplify and expedite this process.

Property visits by able corporate entities, which include complete downloading of Sleeper data, are ongoing and encouraging.

The new geologic picture is expected to assist both exploration and development of the Sleeper Gold District. A paper to document the current picture at Sleeper is in progress.

The contents of this release have been reviewed by Larry Kornze, P.Eng., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END